Exhibit99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Starfield Resources Inc. Announces Closing Of Private Placement

            NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE U.S.

            TORONTO, Dec. 23, 2009 /CNW/ - Starfield Resources Inc. ("Starfield" or
the "Company") (TSX: SRU) today announced it has closed the previously announced private placement offering (the "Flow-Through Offering") of flow-through common shares for gross proceeds of $2.4 million. Starfield issued 22,615,732 flow-through common shares of the Company ("Flow-Through
Shares") at a price of $0.105 per Flow-Through Share.
            Thomas Weisel Partners Canada Inc. acted as the lead agent in connection with the Flow-Through Offering along with a syndicate of agents that included
Wellington West Capital Markets Inc., MGI Securities Inc., PowerOne Capital
Markets Limited and Sandfire Securities Inc.
            The Company also announced it has received expressions of interest from prospective investors to acquire approximately $300,000 of common shares of
Starfield at a price of $0.095 per common share (the "Common Share Private
Placement"). Completion of the Common Share Private Placement is subject to regulatory approval. The Company anticipates completing the Common Share
Private Placement on or before January 8, 2010.

            About Starfield

            Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake
nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.
Additional assets include a nickel-copper-cobalt-PGE-chrome project in the
Stillwater district of Montana with historic copper, nickel, and chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and a portfolio of eight gold properties in Nevada.
            Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

            Forward-Looking Statements

            This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"
"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

            Starfield Resources Inc. investors may also participate in the Company's online community at http://www.agoracom.com/ir/Starfield.

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                                     www.starfieldres.com
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            %SEDAR: 00009374E          %CIK: 0001074795

            /For further information: Andre J. Douchane, President and CEO, (416)
860-0400 ext. 222, adouchane(at)starfieldres.com; Greg Van Staveren, Chief
Financial Officer, (416) 860-0400 ext. 223, gvanstaveren(at)starfieldres.com;
Connie Anderson, Investor Relations, (416) 860-0400 ext. 228,
canderson(at)starfieldres.com/
            (SRFDF SRU.)

CO:  Starfield Resources Inc.

CNW 07:00e 23-DEC-09